August 18, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	ARRIS International, Ltd. Registration Statement on Form S-4 Filed July 2, 2015 File No. 333-205442

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 29, 2015 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 filed by ARRIS International, Ltd. (“we,” “us,” “our” or the “Company”).

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.	Please confirm that any material non-public information shared by Pace with ARRIS during due diligence is currently included within this document. This would include any forecasts or projections provided to ARRIS or to its financial advisor.

Response

As a result of disclosure requirements set forth in the City Code on Takeovers and Mergers, Pace was limited in the amount of confidential information it could provide to the Company. The Company believes all material non-public information shared by Pace with the Company during due diligence is currently reflected in the Amendment No. 2 to the Form S-4.

2.	Please provide us with copies of any “board books” or similar materials furnished to board members in connection with the transaction. We may have further comments after we review these materials.

United States Securities and Exchange Commission

August 18, 2015

Response

The Company will furnish the Staff a copy of presentation materials provided to the Company’s Board of Directors on April 20 and April 22, 2015. These presentations are being provided under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Section 200.83 and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended. In accordance with such rule, the Company will request that those materials be returned promptly following completion of the Staff’s review thereof.

Summary

Reasons for the Combination, page 10

3.	You state that you expect that New ARRIS will have “a non-GAAP effective tax rate between 26% and 28% beginning in the fiscal years 2016,” which you indicate will be lower than the current tax rate. Please revise to provide the current effective tax rate, and also explain how the non-GAAP effective tax rate compares to the GAAP effective tax rates, both current and expected.

Response

In response to the Staff’s comment, the Company has revised its disclosure under “Summary – Reasons for the Combination” in Amendment No. 2 to the Form S-4 to include ARRIS’ current tax rate and to explain how the non-GAAP tax rate compares to the GAAP tax rate.

4.	Revise to provide more balanced disclosure by also discussing the potential risks and negative factors related to the combination.

Response

In response to the Staff’s comment, the Company has revised its disclosure under “Summary – Reasons for the Combination” in Amendment No. 2 to the Form S-4 to include the potential risks and negative factors considered by ARRIS.

Risk Factors

Section 7874 may limit ARRIS’ and its U.S. affiliates’ ability to utilize . . . , page 25

5.	Please revise to clarify the potential size and extent of the financial impact of this restriction on the company’s tax liabilities.

United States Securities and Exchange Commission

August 18, 2015

Response

In response to the Staff’s comment, the Company has revised its disclosure in “Risk Factors” in Amendment No. 2 to the Form S-4 to clarify the potential size and extent of the financial impact of the restrictions of Section 7874 on its tax liabilities.

Reasons for the Combination, page 52

6.	We note that the Board considered the positive factor that the Combination will give you “the ability to invest in innovative technologies and customer responsiveness.” Please expand your disclosure to include the Board’s consideration of the substantial leverage and debt service obligations potentially impacting your business and financial results disclosed on page 27.

Response

In response to the Staff’s comment, the Company has revised its disclosure in “Reasons for the Combination” in Amendment No. 2 to the Form S-4 to include the Board’s consideration of leverage and debt service obligations.

7.	On page 53, where you discuss the risks and uncertainties considered by the board, please revise to clarify that even under current law, the IRS could disagree that New ARRIS is a foreign corporation. We note the risk factor disclosing this risk on page 24.

Response

In response to the Staff’s comment, the Company has revised its disclosure in “Reasons for the Combination” in Amendment No. 2 to the Form S-4 to clarify that New ARRIS may not be treated as a U.S. corporation under current tax laws.

Opinion of Evercore – Financial Advisor to ARRIS, page 54

8.	Please revise to disclose how the board took into account any financial analyses of Evercore that did not support Evercore’s conclusion that the merger consideration was fair. In this regard, we note that the exchange ratio of the transaction fell below the implied exchange reference ratio range resulting from the Precedent Premia analysis discussed on page 62.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that since the actual exchange ratio for the transaction of 0.1455 is lower than the implied exchange reference ratio range of 0.1669 to 0.1841 resulting from the precedent premia

United States Securities and Exchange Commission

August 18, 2015

analysis, the exchange ratio for the transaction is actually more fair to the ARRIS shareholders than the range referenced in Evercore’s analysis.

The Adjournment Proposal, page 97

9.	Please provide further detail as to any procedures or limitations for adjourning to solicit additional votes. For example, is there a minimum or maximum adjournment time?

Response

In response to the Staff’s comment, the Company has revised its disclosure in “Proposal 3 – Authority to Adjourn the Special Meeting – The Adjournment Proposal” in Amendment No. 2 to the Form S-4 to provide details as to procedures for adjourning the meeting as provided under Delaware law.

10.	Revise to state that you will not use discretionary authority granted by proxies voted against the reorganization to adjourn the meeting to solicit additional votes.

Response

In response to the Staff’s comment, the Company has revised its disclosure in “Proposal 3 – Authority to Adjourn the Special Meeting – The Adjournment Proposal” and as otherwise necessary throughout the Amendment No. 2 to the Form S-4 to state that the Company will not use discretionary authority granted by proxies voted against the Merger Agreement Proposal to adjourn the meeting to solicit additional votes.

Unaudited Pro Forma Condensed Combined Financial Statements, page 101

11.	We note the following statement disclosed on page F-21 of Pace plc notes to the financial statements; "... a final dividend for 2014 of 4.75 cents per ordinary share, which amounts to $14.9 million (2013: $11.4 million) based on the ordinary shares as at the year-end was approved by Pace shareholders on 23 April 2015. This will be payable on 3 July 2015 to shareholders on the register at 5 June 2015, and has not been included as a liability in these Financial Statements.” In regards to this statement, tell us if this dividend has been reflected in your unaudited pro forma condensed combined financial statements. If it has not been reflected in the unaudited pro forma condensed combined financial statements, tell us why. We note the dividend was for the year ended December 31, 2014.

United States Securities and Exchange Commission

August 18, 2015

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $14.9 million dividend approved by Pace shareholders on April 23, 2015 was not reflected in our unaudited pro forma condensed combined financial statements provided in the Form S-4 filed with the Staff on July 2, 2015. However, as a result of the financial information in Amendment No. 2 to the Form S-4 having been updated to comply with Rule 3-12 of Regulation S-X, the dividend payable has been reflected as a liability in the historical financial information of Pace plc at June 30, 2015 used in the “Unaudited Pro Forma Condensed Combined Financial Statements”; therefore, a pro forma adjustment is no longer required.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 106

4. Pace – IFRS to U.S. GAAP Adjustments, page 109

12.	We refer to your adjustment 3 and 4 where you state the adjustments reflect “revenue previously recognized under IFRS that would otherwise be deferred in accordance with U.S. GAAP.” However, the net effect of these adjustments is an increase to revenue, not a deferral of revenue recognized. Please explain in detail.

Response

The amount of revenues being deferred during the periods presented was less than the amount of revenue being amortized from previous revenue deferrals. Therefore, the recognition of previously deferred revenues was greater than the amounts deferred in the current period, resulting in an increase of revenue.

Adjustment number 3 in “Note 4. Pace - IFRS to U.S. GAAP Adjustments” in our pro forma condensed combined financial statements relates to the revenue adjustment for post contract support on Gateway products. The revenue recognized relating to prior year's deferred revenue balance is higher than the amount of revenue deferred for the year ended December 31, 2014. Therefore, the adjustment reflects an increase to net sales of $2.7 million, which represents the difference in the deferred revenue balance as adjusted under U.S. GAAP of $6.0 million and $8.7 million as of December 31, 2014 and December 31, 2013, respectively.

Adjustment number 4 in “Note 4. Pace - IFRS to U.S. GAAP Adjustments” in our pro forma condensed combined financial statements relates to the deferral of professional services and license revenue for Pace’s ECO Service Management software product due to lack of vendor specific objective evidence of fair value. The adjustment reflects a (decrease) to net sales of $(1.6 million), which represents the difference in the deferred

United States Securities and Exchange Commission

August 18, 2015

revenue balance as adjusted under U.S. GAAP of $ 19.5 million and $ 17.9 million as of December 31, 2014 and December 31, 2013, respectively.

In addition, as a result of the financial information in Amendment No. 2 to the Form S-4 having been updated to comply with Rule 3-12 of Regulation S-X, the IFRS to US GAAP adjustments, including the aforementioned revenue adjustment and related footnote, have been updated to reflect the impact as of and for the six months ended June 30, 2015 and to clarify the nature of the adjustment.

5. Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired, page 110

13.	We refer to your summary of the preliminary estimated fair values of net assets acquired on page 111. With regards to your working capital and other noncurrent liabilities, please tell us how these items are reflected in the unaudited pro forma condensed combined balance sheet. Revise your disclosure to allow readers to clearly understand your pro forma adjustments related to these items.

Response

In response to the Staff’s comment, the Company has revised its disclosure in “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” in Amendment No. 2 to the Form S-4 to clarify the pro forma adjustments for these items.

Management’s Discussion and Analysis of Financial Conditions and Operations of Pace, page 165

Financial Liquidity and Capital Resources, page 173

14.	We note based on disclosure on page F-25 that Pace’s trade receivables balance increased from $422.7 million at December 31, 2013 to $843.2 million at December 31, 2014. In the liquidity section of Pace’s MD&A please disclose the reason for the 99% increase in trade receivables.

Response

In response to the Staff’s comment, the Company has revised its disclosure in “Management’s Discussion and Analysis of Financial Conditions and Operations of Pace - Financial Liquidity and Capital Resources” in Amendment No. 2 to the Form S-4 to provide the reason for the increase in trade receivables.

United States Securities and Exchange Commission

August 18, 2015

Pace plc. Audited Financial Statements, page F-1

7. Taxations, page F-20

15.	Please explain what is included in "adjustment to temporary differences" of $15 million. Tell us why Pace did not include similar adjustments in the prior periods disclosed.

Response

The $15 million “adjustment to temporary differences” primarily relates to the de-recognition of deferred tax liabilities on acquired intangible assets, excluding goodwill, as those acquired intangible assets are amortized. The offsetting impact to current income tax expense is reflected in the line item labelled “Overseas current year tax not at 21.5%”, resulting in no net impact on 2014 total income tax expense. The de-recognition of the deferred tax liability had increased following the acquisition of Aurora Networks, Inc. in 2014 and was consequently considered substantial enough to disclose as a separate line item within the Taxation note in 2014. In 2013 and 2012, the equivalent charge was not considered substantial enough to disclose separately and was reflected within the Taxation note in the line “Overseas current year tax not at 23.25%.”

United States Securities and Exchange Commission

August 18, 2015

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ Patrick Macken

Patrick Macken
Senior Vice President and General Counsel

cc: W. Brinkley Dickerson, Jr. (Troutman Sanders LLP)